

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2022

David Sachs
Chief Financial Officer
ImmunityBio, Inc.
3530 John Hopkins Court
San Diego, CA 92121

> **Re: ImmunityBio, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 1, 2022**
> **File No. 001-37507**

Dear David Sachs:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Conditions and Results of Operations
Discussion of Results of Operations
Research and Development Expense, page 120

1. You disclose on page 118 that you track outsourced development costs by product candidate or development program, but you do not allocate personnel costs, other internal costs or external consultant costs to specific product candidates or development programs. Please revise your future filings to quantify the research and development costs tracked separately during each period presented for each of your key research and development projects. For example, based on your disclosures on page 120, it appears that you track external costs related to your Anktiva and COVID-19 programs separately. For all other research and development expenses, provide other quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e. quantify by nature or type of expense). The total of costs broken

out should reconcile to total research and development expense on the Statements of Operations.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Vanessa Robertson at 202-551-3649 or Kevin Vaughn at 202-551-3494 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences